1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2009

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date June 26, 2009	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT IN RELATION TO THE RESOLUTIONS PASSED AT

THE 2008 ANNUAL GENERAL MEETING

The 2008 AGM of the Company was held on 26 June 2009. All the resolutions set out in the Notice of AGM dated 24 April 2009 were duly passed.

The Company will distribute a final dividend of RMB0.4 per share (tax inclusive) for the year ended 31 December 2008 to all of the Shareholders.

The Annual General Meeting of Yanzhou Coal Mining Company Limited (the “Company”) for the year 2008 (the “AGM”) was convened by the Company on 26 June 2009 and all the resolutions set out in the notice of AGM dated 24 April 2009 (the “Notice of AGM”) were duly passed at the AGM. The convening of the AGM and all resolutions at the AGM were passed in compliance with the Company Law of the People’s Republic of China (“PRC”), the relevant laws and regulations and the requirements of the articles of association of the Company (the “Articles of Association”).

I. CONVENING AND ATTENDANCE OF THE AGM

(1) Convening of the AGM

1. Time: 8:30 a.m. on 26 June 2009

2. Venue: Conference Room of Wai Zhao Building at 329 South Fushan Road, Zoucheng, Shandong Province, the PRC

3. Method: voting by poll

4. Convened by: the board of directors of the Company (the “Board”)

5. Chairman: Mr. Wang Xin, Chairman of the Board

(2) Attendance of the AGM

6 shareholders of the Company (the “Shareholders”) and proxies attended the AGM, representing 3,459,192,662 shares carrying voting rights or 70.33% of the total issued share capital of the Company, which was in compliance with the relevant legal requirements. Among which, 2,600,000,000 shares were domestic tradable shares subject to trading moratorium, 332,700 shares were domestic tradable shares not subject to trading moratorium and 858,859,962 shares were H shares. The number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM totalled 4,918,400,000 shares. There are no shares of the Company entitling the holder to attend and vote only against any of the resolutions at the AGM.

II. RESOLUTIONS CONSIDERED AND PASSED

The following resolutions were considered and passed through voting by way of registered poll at the AGM, details of which are set out in the Notice of AGM dated 24 April 2009:

As ordinary resolutions:

1. Approved the working report of the Board for the year ended 31 December 2008;

2. Approved the working report of the supervisory committee of the Company for the year ended 31 December 2008;

3. Approved the audited financial statements of the Company and the Group as at and for the year ended 31 December 2008;

4. Approved the proposed profit distribution plan of the Company for the year ended 31 December 2008 and the Board was authorized to distribute such dividends to the Shareholders;

The Company is proposed to distribute a cash dividend of RMB0.4 per share (tax inclusive) to all of the Shareholders, totalling RMB1,967.36 million (tax inclusive) for the year 2008.

5. Determined the remuneration of the directors and supervisors of the Company for the year ending 31 December 2009;

6. Approved the appointment of auditors of the Company for the year ending 31 December 2009 and their remuneration;

Grant Thornton and ShineWing Certified Public Accountants were re-appointed as the Company’s international and domestic auditors, respectively, for the year ending 31 December 2009. The remuneration of Grant Thornton and ShineWing Certified Public Accountants for auditing and internal control evaluation will be RMB3.48 million and RMB3.48 million, respectively, for the year ending 31 December 2009. The Board was authorized to determine and make payment of other service fees to the auditors of the Company.

7. Approved the proposal to renew liability insurance for directors, supervisors and senior officers of the Company;

Approved the renewal of liability insurance with a maximum insurance coverage of USD15 million for the directors, supervisors and senior officers of the Company.

8. Approved the proposal regarding the use of electronic means to provide corporate communications to holders of H shares of the Company;

As special resolutions:

9. Approved the proposal relating to the amendments to the Articles of Association of the Company;

Details relating to the amendments to the Articles of Association of the Company were set out in the announcement of the Company titled “Proposed Amendments to the Articles of Association” published on the website of the Stock Exchange on 24 April 2009 and the circular to Shareholders dated 24 April 2009.

10. Approved the general mandate to the Board to issue additional H shares of the Company not exceeding 20% of the total amount of existing issued H shares of the Company as at the date of passing the resolution during the relevant authorized period and to make corresponding amendments to the Articles of Association where appropriate;

11. Approved the general mandate to the Board to repurchase H shares of the Company not exceeding 10% of the total amount of existing issued H shares of the Company as at the date of passing the relevant resolution during the relevant authorized period and to make corresponding amendments to the Articles of Association where appropriate.

Pursuant to the specific requirements for companies with both A shares and H shares listed, class meetings shall be convened respectively to obtain approvals from the holders of domestic shares and holders of H shares for granting the repurchase mandate.

The Company’s independent directors of the fourth session of the Board, namely Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian, and Mr. Wang Junyan, tendered a working report of the independent directors of the Company for the year ended 31 December 2008 at the AGM and reported the implementation of their duties in 2008.

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company’s H share registrar, Hong Kong Registrars Limited has appointed Beijing King and Wood, PRC lawyers (“King and Wood”), as the scrutineer for the purpose of vote-taking at the AGM.

III. PRESENCE OF LAWYER

The Company has appointed King & Wood to witness the relevant matters at the AGM. King & Wood accepted such appointment and authorized Tang Lizi and Yang Guangshui to attend the AGM. King & Wood issued a legal opinion concluding that the procedures for convening, holding and polling of the AGM and the eligibilities of the shareholders in attendance either in person or by proxy were in compliance with the requirements of the laws, regulations, departmental rules, normative documents and the Articles of Association; the eligibilities of the attendees and the convener of the AGM were valid and effective; the procedures and results for the voting were valid and effective and the resolutions passed at the AGM were valid and effective.

IV. DISTRIBUTION OF FINAL DIVIDENDS

Pursuant to resolution No. 4 of the AGM set out above and as authorized at the AGM, the Board will distribute a final dividend for the year 2008 to:

(1)	holders of the Company’s domestic tradable shares; and

(2)	holders of the Company’s overseas-listed foreign invested shares (in the form of H shares) whose names appear on the H share register of members of the Company at the close of business on Tuesday, 26 May 2009.

Details of distribution of dividends:

(a)	A final dividend of RMB0.4 per share (tax inclusive) shall be distributed to the Shareholders entitled to such dividends.

(b)	Pursuant to the Articles of Association, dividends payable to the Shareholders shall be declared in Renminbi. Dividends payable to holders of the Company’s domestic tradable shares shall be paid in Renminbi while dividends payable to holders of the Company’s H shares shall be paid in Hong Kong dollars, in which case, the following formula shall apply:

Conversion formula for dividends per share (Renminbi to Hong Kong dollar)	=	Dividends per share in RMB
Average closing exchange rates for RMB to Hong Kong dollar as announced by Bank of China for the 5 working days prior to the announcement of payment of final dividend

For the purpose of calculating the Hong Kong dollar equivalent to the amount of dividends payable per H share of the Company, the average closing exchange rates for Renminbi to Hong Kong dollar as announced by Bank of China for the 5 working days prior to the announcement of payment of final dividend is Renminbi 0.882 = Hong Kong dollar 1.00. Accordingly, the amount of dividends which will be payable to the holders of H shares of the Company is Hong Kong dollar 0.4535 per H share of the Company (tax inclusive).

(c) Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues Relevant to the Withholding of Enterprise Income Tax on Dividends Paid by PRC Enterprises to Offshore Non-resident Enterprise Holders of H Shares”, all implemented in 2008, the Company is required to withhold enterprise income tax at the rate of 10% when distributing the final dividend to non-resident enterprise shareholders whose names appear on the H share register of members of the Company. Any H Shares registered in the name of non-individual shareholders, including HKSCC nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and the Company will distribute the final dividend to such non-individual shareholders after withholding enterprise income tax of 10%. The 10% enterprise income tax will not be withheld from the final dividend payable to any natural person shareholders whose names appear on the H share register of members of the Company at the close of business on Tuesday, 26 May 2009.

The Company will strictly comply with the relevant laws and regulations to withhold for payment of enterprise income tax. After the withholding and payment of non-resident enterprise income tax by the Company, any enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the relevant laws, regulations or treaties may itself apply to the competent tax authority for a tax refund pursuant to the provisions of applicable laws, regulations or treaties. The Company will have no liability in respect of any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

(d) The Company will appoint Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay the Receiving Agent the final dividends declared in respect of the Company’s H shares, which will be held on trust pending payment to the holders of such shares. Such final dividends will be paid by the Receiving Agent on or before 27 July, 2008 and will be dispatched by Hong Kong Registrars Limited to the holders of H shares of the Company who are entitled to receive the same by ordinary post at the risk of the holders of H shares of the Company.

(e) Details regarding the distribution of dividends for holders of the Company’s domestic tradable shares will be announced separately in the PRC.

Appendix: Yanzhou Coal Mining Company Limited – Voting Results in Relation to the Resolutions Passed at the 2008 Annual General Meeting

By order of the Board Yanzhou Coal Mining Company Limited Wang Xin Chairman of the Board

Zoucheng, Shandong Province, the PRC

26 June 2009

As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr.Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

Yanzhou Coal Mining Company Limited

Results of votes in relation to the resolutions passed at the 2008 AGM on 26 June 2009

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain
			No. of votes		Percentage (%)	No. of votes		Percentage (%)	No. of votes		Percentage (%)
1	To approve the working report of the Board for the year ended 31st December, 2008.	3,400,136,542	Total:	3,397,974,542	99.9364%	Total:	2,162,000	0.0636%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium	2,600,000,000	76.4675%	Domestic tradable shares subject to trading moratorium	0	0.0000%	Domestic tradable shares subject to trading moratorium	0	0%
			Domestic tradable shares not subject to trading moratorium	332,700	0.0098%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	797,641,842	23.4591%	H Shares:	2,162,000	0.0636%	H Shares:	—	—
2.	To approve the working report of the supervisory committee of the Company for the year ended 31st December, 2008.	3,400,136,542	Total:	3,397,974,542	99.9364%	Total:	2,162,000	0.0636%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium	2,600,000,000	76.4675%	Domestic tradable shares subject to trading moratorium	0	0.0000%	Domestic tradable shares subject to trading moratorium	0	0%
			Domestic tradable shares not subject to trading moratorium	332,700	0.0098%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	797,641,842	23.4591%	H Shares:	2,162,000	0.0636%	H Shares:	—	—

3	To approve the audited financial statements of the Company and the Group as at and for the year ended 31st December, 2008.	3,404,264,877	Total:	3,401,974,467	99.9327%	Total:	2,290,410	0.0673%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium	2,600,000,000	76.3748%	Domestic tradable shares subject to trading moratorium	0	0.0000%	Domestic tradable shares subject to trading moratorium	0	0%
			Domestic tradable shares not subject to trading moratorium	332,700	0.0098%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	801,641,767	23.5481%	H Shares:	2,290,410	0.0673%	H Shares:	—	—
4	To approve the proposed profit distribution plan of the Company for the year ended 31 December, 2008.	3,459,065,882	Total:	3,458,690,892	99.9892%	Total:	374,990	0.0108%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium	2,600,000,000	75.1648%	Domestic tradable shares subject to trading moratorium	0	0.0000%	Domestic tradable shares subject to trading moratorium	0	0%
			Domestic tradable shares not subject to trading moratorium	332,700	0.0096%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	858,358,192	24.8147%	H Shares:	374,990	0.0108%	H Shares:	—	—
5	To determine the remuneration of the directors and supervisors of the Company for the year ending 31st December, 2009.	3,459,016,552	Total:	3,458,069,262	99.9726%	Total:	947,290	0.0274%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium	2,600,000,000	75.1659%	Domestic tradable shares subject to trading moratorium	0	0.0000%	Domestic tradable shares subject to trading moratorium	0	0%

			Domestic tradable shares not subject to trading moratorium	332,700	0.0096%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	857,736,562	24.7971%	H Shares:	947,290	0.0274%	H Shares:	—	—
6	To approve the appointment of auditors of the Company for the year ending 31st December, 2009 and their remuneration.	3,459,192,662	Total:	3,444,869,214	99.5859%	Total:	14,323,448	0.4141%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium	2,600,000,000	75.1620%	Domestic tradable shares subject to trading moratorium	0	0.0000%	Domestic tradable shares subject to trading moratorium	0	0%
			Domestic tradable shares not subject to trading moratorium	332,700	0.0096%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	844,536,514	24.4143%	H Shares:	14,323,448	0.4141%	H Shares:	—	—
7	Approved the proposal to renew liability insurance for directors, supervisors and senior officers of the Company.	3,371,458,363	Total:	2,704,056,399	80.2044%	Total:	667,401,964	19.7956%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium	2,600,000,000	77.1180%	Domestic tradable shares subject to trading moratorium	0	0.0000%	Domestic tradable shares subject to trading moratorium	0	0%
			Domestic tradable shares not subject to trading moratorium	4,800	0.0001%	Domestic tradable shares not subject to trading moratorium	327,900	0.0097%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	104,051,599	3.0863%	H Shares:	667,074,064	19.7859%	H Shares:	—	—

8	To approve the proposal regarding the use of electronic means to provide corporate communications to holders of H shares of the Company.	3,459,073,932	Total:	3,458,475,832	99.9827%	Total:	598,100	0.0173%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium	2,600,000,000	75.1646%	Domestic tradable shares subject to trading moratorium	0	0.0000%	Domestic tradable shares subject to trading moratorium	0	0%
			Domestic tradable shares not subject to trading moratorium	332,700	0.0096%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	858,143,132	24.8085%	H Shares:	598,100	0.0173%	H Shares:	—	—
9	Approved the proposal relating to the amendments to the Articles of Association of the Company.	3,407,776,972	Total:	3,406,920,812	99.9749%	Total:	856,160	0.0251%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium	2,600,000,000	76.2961%	Domestic tradable shares subject to trading moratorium	0	0.0000%	Domestic tradable shares subject to trading moratorium	0	0%
			Domestic tradable shares not subject to trading moratorium	332,700	0.0098%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	806,588,112	23.6690%	H Shares:	856,160	0.0251%	H Shares:	—	—
10	Approved the general mandate to the Board to issue additional H shares of the Company not exceeding 20% of the total amount of existing issued H shares of the Company as at	3,459,082,572	Total:	2,940,918,446	85.0202%	Total:	518,164,126	14.9798%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium	2,600,000,000	75.1644%	Domestic tradable shares subject to trading moratorium	0	0.0000%	Domestic tradable shares subject to trading moratorium	0	0%

	the date of passing the resolution during the relevant authorized period and to make corresponding amendments to the Articles of Association where appropriate.		Domestic tradable shares not subject to trading moratorium	4,800	0.0001%	Domestic tradable shares not subject to trading moratorium	327,900	0.0095%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	340,913,646	9.8556%	H Shares:	517,836,226	14.9703%	H Shares:	—	—

11	Approved the general mandate to the Board to repurchase H shares of the Company not exceeding 10% of the total amount of existing issued H shares of the Company as at the date of passing the resolution during the relevant authorized period and to make corresponding amendments to the Articles of Association where appropriate.	3,459,114,912	Total:	3,458,419,542	99.9799%	Total:	695,370	0.0201%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium	2,600,000,000	75.1637%	Domestic tradable shares subject to trading moratorium	0	0.0000%	Domestic tradable shares subject to trading moratorium	0	0%
			Domestic tradable shares not subject to trading moratorium	332,700	0.0096%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	858,086,842	24.8065%	H Shares:	695,370	0.0201%	H Shares:	—	—

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310